Vapor Corp.

3001 Griffin Road

Dania Beach, FL 33312

August 27, 2015

Via Email

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Mr. Justin Dobbie

Re:	Vapor Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 26, 2015
File No. 333-206053

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vapor Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 12:00 P.M., Eastern time, on August 31, 2015 or as soon thereafter as practicable.

The Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Leah E. Hutton, Esq. at (561) 515-2420 or lhutton@nasonyeager.com and such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Jeffrey E. Holman
Jeffrey E. Holman, Chief Executive Officer